Exhibit 99(a)(5)

News
CapitalSource Inc.

4445 Willard Avenue
Twelfth Floor
Chevy Chase, MD 20815

FOR IMMEDIATE RELEASE
CapitalSource Announces Completion of Convertible Debt Exchange Offers
CHEVY CHASE, Md., April 4, 2007 — CapitalSource Inc. (NYSE: CSE) announced today the completion of exchange offers for its outstanding senior convertible debentures. Pursuant to the exchange offers, holders of approximately 90% of the outstanding aggregate principal amount of senior convertible debentures tendered their notes in exchange for new senior subordinated convertible debentures.
“We are very pleased with the results of this exchange offer,” said Thomas A. Fink, CapitalSource’s Chief Financial Officer. “The change of almost $500 million of senior debt to senior subordinated status further strengthens our balance sheet and adds to the financial flexibility of the company.”
At closing, the company issued approximately $177 million in aggregate principal amount of a new series of Senior Subordinated Convertible Debentures due 2034, bearing interest at a rate of 1.625% per year until March 15, 2009, in exchange for a like principal amount of the company’s outstanding Senior Convertible Debentures due 2034, bearing interest at a rate of 1.25% per year until March 15, 2009. In addition, the company issued approximately $322 million in aggregate principal amount of a new series of 4% Senior Subordinated Convertible Debentures due 2034 in exchange for a like principal amount of the company’s outstanding 3.5% Senior Convertible Debentures due 2034. The debentures issued at closing will be guaranteed on a senior subordinated basis by CapitalSource Finance LLC, a subsidiary of the company.

The following table depicts the results of the exchange offers:

		Amount Outstanding
	Amount Outstanding	at completion of
Securities	at March 31, 2007	exchange offers

3.50% Senior Convertible Notes due 2034	$330,000,000	$8,446,000
1.25% Senior Convertible Notes due 2034	$225,000,000	$47,620,000
4.00% Senior Subordinated Convertible Notes due 2034	$—	$321,554,000
1.625% Senior Subordinated Convertible Notes due 2034	$—	$177,380,000

Total	$555,000,000	$555,000,000
About CapitalSource
CapitalSource (NYSE: CSE) is a leading commercial lending, investment and asset management business focused on the middle market. As of December 31, 2006, CapitalSource managed a $17 billion portfolio, including $8.6 billion in its commercial lending and investment business, $5.8 billion in its residential mortgage investment business, and $2.4 billion managed on behalf of third parties. Headquartered in Chevy Chase, Maryland, the company has approximately 550 employees in offices across the United States and in Europe. For more information, visit http://www.capitalsource.com.